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     EXHIBIT 21.1 SUBSIDIARIES OF THE COMPANY AS OF MARCH 16, 2000

     The Company has incorporated two qualified REIT subsidiaries:

     1.   CCHI General, Inc., a Delaware corporation (the "General Partner")

     2. Clarcomm Limited, Inc. - a Delaware corporation (the "Initial Limited Partner")

     The Initial Limited Partner and the General Partner have organized a limited partnership:

     1.   Clarcomm Holdings, L.P., a Delaware limited partnership